CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$1,000,000,000	$114,600

PROSPECTUS	Pricing Supplement Number: 5257
Dated December 1, 2011	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated January 4, 2012
Dated December 1, 2011	Registration Statement: No. 333-178262

GENERAL ELECTRIC CAPITAL CORPORATION
GLOBAL MEDIUM-TERM NOTES, SERIES A
(Senior Unsecured Floating Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

Issuer:	General Electric Capital Corporation

Trade Date:	January 4, 2012

Settlement Date (Original Issue Date):	January 9, 2012

Maturity Date:	January 9, 2017

Principal Amount:	US $1,000,000,000

Price to Public (Issue Price):	99.857%

Agents Commission:	0.325%

All-in Price:	99.532%

Net Proceeds to Issuer:	US $995,320,000

Treasury Benchmark:	0.875% due December 31, 2016

Treasury Yield:	0.881%

Spread to Treasury Benchmark:	Plus 2.05%

Reoffer Yield:	2.931%

Interest Rate Per Annum:	2.900%

Interest Payment Dates:	Semi-annually on the 9th day of each January and July, commencing July 9, 2012 and ending on the Maturity Date

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Call Notice Period:	None

Put Dates (if any):	None

Put Notice Period:	None

Filed Pursuant to Rule 424(b)(3)
Dated January 4, 2012
Registration Statement No. 333-178262

CUSIP:	36962G5N0

ISIN:	US36962G5N05

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the “Underwriters”), as principal, at 99.857% of the aggregate principal amount less an underwriting discount equal to 0.325% of the principal amount of the Notes.

Institution	Commitment

Lead Managers:

Barclays Capital Inc.	$158,333,000

Citigroup Global Markets Inc.	$158,333,000

Goldman, Sachs & Co.	$158,333,000

J.P. Morgan Securities LLC	$158,333,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$158,334,000

Morgan Stanley & Co. LLC	$158,334,000

Co-Managers:

Blaylock Robert Van, LLC	$10,000,000

CastleOak Securities, L.P.	$10,000,000

Lebenthal & Co., LLC	$10,000,000

Samuel A. Ramirez & Company, Inc.	$10,000,000

The Williams Capital Group, L.P.	$10,000,000

Total	$1,000,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(3)
Dated January 4, 2012
Registration Statement No. 333-178262

Additional Information

General

At the quarter ended September 30, 2011, we had outstanding indebtedness totaling $381.065 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at September 30, 2011, excluding subordinated notes and debentures payable after one year, was equal to $369.066 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months Ended September 30, 2011
2006	2007	2008	2009	2010
1.66	1.59	1.24	0.85	1.13	1.51

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Legal Matters:

In the opinion of Fred A. Robustelli, as counsel to the Company, when the securities offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors generally, including, without limitation, the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding of equity or law, provided that such counsel expresses no opinion as to the effect of any waiver of stay, extension or usury laws or provisions relating to indemnification, exculpation or contribution, to the extent that such provisions may be held unenforceable as contrary to federal or state securities laws, on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 1, 2011, which has been filed as Exhibit 5.1 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on December 1, 2011.